Mail Stop 4561
	 								March 10, 2006

VIA U.S. MAIL

Mr. Anthony N. Lapine
Chief Executive Officer
Semotus Solutions, Inc.
718 University Ave., Suite 202
Los Gatos, CA 95032

      Re:	Semotus Solutions, Inc.
      	Form 10-K for the year ended March 31, 2005
      	Filed June 13, 2005
      File No. 1-15569

Dear Mr. Lapine:

      We have reviewed your filing and have the following comments.
Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2005

Consolidated Statements of Operations and Comprehensive Loss, page
23

1. It is not appropriate to present stock-based compensation as a single line item in the income statement solely based on the form of consideration without additional disclosure regarding the breakout of the compensation amount amongst the various expense classifications on the income statement. In future filings please revise your statements of operations to use one of the following presentation options:

* Parenthetically noting with the appropriate line item, like G&A, the amount of equity-related charge that is included in a particular line item without having a separate classification for the non-cash charge
* Parenthetically noting the amount of equity-related charges being excluded from a particular line item, for example, because it is presented as a separate line item
* Breaking out the equity-related charge from other charges within a specific expense classification

3. Summary of Significant Accounting Policies, page 28

Stock Based Compensation, page 29

2. In the table on page 30 for the fiscal year ended March 31, 2004, it appears that you have added the expense related to variable accounting for repriced options back to net loss to arrive at pro forma net loss, but did not deduct this amount for stock-based employee compensation expense determined under fair value based method for all awards. Please tell us what literature you used to determine that this is the appropriate disclosure.

4. Acquisitions, page 31

3. Please provide all of the disclosures required by paragraphs 51 and 52 of SFAS 141 related to your acquisition of Expand Beyond
Corporation during the fiscal year ended March 31, 2005.

4. Please tell us how you have accounted for the contingent shares issued in conjunction with your acquisitions of Expand Beyond Corporation and Clickmarks, Inc. Additionally, disclose how you will account for the contingent shares when the contingency is resolved and additional consideration is distributable. Based on your disclosure, it does not appear that EITF 97-15 would be applicable to these contingent shares. Refer to paragraphs 25-28 of SFAS 141.

5. Please tell us how you have accounted for shares or warrants issued to employees of the acquired entities.  Refer to paragraph
34
of SFAS 141 and EITF 95-8.

Form 10-Q for the period ended December 31, 2005

7. Acquisitions, page 9

6. Please tell us if any additional consideration has been distributed or is distributable to the shareholders of Expand
Beyond
Corporation or Clickmarks, Inc. as of December 31, 2005.

7. In future filings please disclose the changes in the carrying amount of goodwill in the financial statements or the notes to the financial statements for each period for which a statement of financial position is presented. Refer to paragraph 45 of SFAS 142.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


If you have any questions, you may contact Eric McPhee at (202)
551-
3693 or me at (202) 551-3486.

Sincerely,



Daniel L. Gordon
Branch Chief


Mr. Anthony N. Lapine
Semotus Solutions, Inc.
March 8, 2006
Page 1